                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              STOLT COMEX SEAWAY SA
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $2.00 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    L8873E103
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           CAMBRIDGE INVESTMENTS, LTD.
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  July 29, 1997
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 8 Pages

- -------------------------------------------------------------------------------
CUSIP No.  L8873E103                                                      13D
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments, Ltd.
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                00
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.A.
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,569,700 shares of Common Stock (See Item 5)
BENEFICIALLY   |-----|--------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |       6,000 shares of Common Stock (See Item 5)
 REPORTING     |-----|--------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,569,700 shares of Common Stock (See Item 5)
               |-----|--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       6,000 shares of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,575,700 shares of Common Stock (See Item 5.)
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.2% of Common Stock  (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                IA
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 8 Pages

                         AMENDMENT NO. 2 OF SCHEDULE 13D


                  This Amendment No. 2 to Schedule 13D is being filed on behalf of Cambridge Investments, Ltd., a California corporation ("Cambridge"), registered as an investment advisor in the State of California, regarding shares of Stolt Comex Seaway SA acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $2.00 par value

                  Issuer: Stolt Comex Seaway SA (the "Issuer") c/o Stolt Comex Seaway M.S. Ltd.
                                Bucksburn House
                                Howes Road
                                Bucksburn, Aberdeen AB21 9RQ, Scotland
                                Tel. No. (44) 1224-718200

Item 2.           Identity and Background

                  There is no change in this section.


Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Energy, L.P. ("CELP"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Palamundo"), Quantum Partners, LDC ("QP"), Cambridge and the Cambridge Profit Sharing Plan (the "Plan"), (collectively, the "Funds"), has invested approximately $37,669,389.44 in Common Stock of the Issuer as described in Item 5 below. CEF, CELP, COG, COG Int'l, Palamundo, and QP, Cambridge and the Plan have invested approximately $11,688,720.99, $11,810,648.63, $3,183,837.76,
$1,452,000.31, $741,984.13, $7,107,074.30, $1,146,998.32, and $538,125.00,
respectively. The source of these funds was the respective working capital of each of the Funds. Mr. John R. Tozzi ("JRT") may be deemed to have invested indirectly approximately $2,914,846.42 in Common Stock of the Issuer as described in Item 5 below.


Item 4.           Purpose of the Transaction

                  There is no change in this section.


                                Page 3 of 8 Pages

Item 5.           Interest in Securities of the Issuer

                  (a) As of August 27, 1997, Cambridge is the beneficial owner of 1,575,700 shares of Common Stock, or 9.2% shares of the shares outstanding. Of the 1,575,700 shares of Common Stock described above, (i) 524,033 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (ii) 532,636 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (iii) 182,380 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 40,324 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 26,227 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; (vi) 169,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QP; (vii) 24,000 are deemed beneficially owned by Cambridge in its capacity as investment advisor for its own account; and (viii) 12,300 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of the Plan. JRT, directly and indirectly, may be deemed the beneficial owner of 64,300 shares of Common Stock or, in the aggregate, 0.4% of the shares outstanding.

                  The number of shares beneficially owned by Cambridge and JRT, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge and JRT on August 15, 1997 is based on an aggregate of 17,011,250 shares of Common Stock outstanding after completion of the Issuer's recent public offering as reported in its Prospectus dated March 6, 1997.

                  (b) Cambridge has the sole power to vote and dispose of shares of the Common Stock held for the institutional accounts of CEF, CELP, COG, COG Int'l Palamundo, QP, Cambridge and the Plan mentioned above. JRT has the sole power to vote and dispose of 58,300 of the shares of Common Stock held by him though an entity established for the benefit of his family. JRT has shared power to vote and dispose of the remaining 6,000 of the shares of Common Stock which are owned by JRT's family.

                  (c) The transactions in the Issuer's securities by Cambridge since the last filing are listed as Annex A attached hereto and made apart hereof.

                  (d) CEF, CELP, COG, COG Int'l, Palamundo, QP, Cambridge and the Plan, respectively, and JRT's family and an entity established for their benefit have the right to participate in the receipt dividends and/or proceeds from the sale of securities held on behalf of such funds.

                  (e) There is no change in this subsection.



                                Page 4 of 8 Pages

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits

                  There is change in this section.

                                Page 5 of 8 Pages



                                                           ANNEX A

================================================================================================================================
         DATE                      TRANS                    SHARES                     PRICE                   ACCOUNT
                                   (A/D)                                                ($)
- --------------------------------------------------------------------------------------------------------------------------------
       07/12/97                      A                       1,154                    34.156                  COG Int'l
- --------------------------------------------------------------------------------------------------------------------------------
       07/12/97                      A                       9,800                    34.250                     CELP
- --------------------------------------------------------------------------------------------------------------------------------
       07/12/97                      A                       7,546                    34.156                     CELP
- --------------------------------------------------------------------------------------------------------------------------------
       07/12/97                      A                         400                    34.250                  Palamundo
- --------------------------------------------------------------------------------------------------------------------------------
       07/12/97                      A                         200                    34.250                  COG Int'l
- --------------------------------------------------------------------------------------------------------------------------------
       07/12/97                      A                         308                    34.156                  Palamundo
- --------------------------------------------------------------------------------------------------------------------------------
       07/12/97                      A                       9,600                    34.250                     CEF
- --------------------------------------------------------------------------------------------------------------------------------
       07/12/97                      A                       7,392                    34.156                     CEF
- --------------------------------------------------------------------------------------------------------------------------------
       07/15/97                      A                      12,400                    34.250                     CEF
- --------------------------------------------------------------------------------------------------------------------------------
       07/15/97                      A                         600                    34.250                  Palamundo
- --------------------------------------------------------------------------------------------------------------------------------
       07/15/97                      A                      12,700                    34.250                     CELP
- --------------------------------------------------------------------------------------------------------------------------------
       07/15/97                      A                         300                    34.250                  COG Int'l
- --------------------------------------------------------------------------------------------------------------------------------
       07/15/97                      A                       4,000                    34.250                     COG
- --------------------------------------------------------------------------------------------------------------------------------
       07/23/97                      D                         500                    41.500                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       07/24/97                      D                       1,000                    40.000                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      A                       5,500                    40.636                      QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      A                      25,000                    40.650                      QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      A                      25,000                    41.375                      QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      D                         900                    40.313                  Palamundo
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      A                      55,000                    40.341                      QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      D                         100                    41.000                  Palamundo
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      A                      10,000                    41.250                      QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      D                      23,300                    40.313                     CELP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      D                       1,920                    46.000                     CEF
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      D                      17,900                    40.313                     CEF
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      D                       2,160                    41.000                     CELP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      D                       7,500                    40.313                     COG
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      D                         100                    41.000                  COG Int'l
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      D                         400                    40.313                  COG Int'l
- --------------------------------------------------------------------------------------------------------------------------------

                                Page 6 of 8 Pages




- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                      D                         720                    41.000                     COG
- --------------------------------------------------------------------------------------------------------------------------------
       07/30/97                      A                      25,000                    44.400                      QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/30/97                      A                       5,000                    43.375                      QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/31/97                      A                      23,000                    46.069                     CELP
- --------------------------------------------------------------------------------------------------------------------------------
       07/31/97                      A                      25,000                    45.900                  COG Int'l
- --------------------------------------------------------------------------------------------------------------------------------
       07/31/97                      A                      25,000                    45.941                     CEF
- --------------------------------------------------------------------------------------------------------------------------------
       07/31/97                      A                      22,000                    46.069                     CEF
- --------------------------------------------------------------------------------------------------------------------------------
       07/31/97                      A                      25,000                    45.941                     CELP
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                      A                      10,000                    45.859                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                      A                       3,000                    45.706                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                      A                       3,000                    45.922                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                      A                      10,000                    45.706                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                      A                       4,000                    45.859                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                      A                      10,000                    45.922                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                      A                       7,000                    45.922                  Cambridge
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                      A                       6,000                    45.859                  Cambridge
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                      A                       7,000                    45.706                  Cambridge
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                      A                       2,000                    46.970                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                      A                       2,000                    46.970                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                      A                       6,300                    46.970                  Cambridge
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                      A                       2,000                    46.970                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                      A                      10,000                    47.266                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                      A                      10,000                    46.266                  Cambridge
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                      A                       6,300                    46.970                     JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       08/05/97                      A                      19,000                    46.043                      QP
- --------------------------------------------------------------------------------------------------------------------------------
       08/08/97                      A                      12,300                    43.750                   the Plan
- --------------------------------------------------------------------------------------------------------------------------------
       08/08/97                      D                      12,300                    43.750                  Cambridge
- --------------------------------------------------------------------------------------------------------------------------------
       08/21/97                      A                       2,000                    45.120                     JRT*
================================================================================================================================

* These transactions relate to shares held by family members and an entity established for their benefit.

                                Page 7 of 8 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 1997


                                            CAMBRIDGE INVESTMENTS, LTD.


                                            By: /s/ Jocelyn Weingart
                                               -----------------------------
                                                 Jocelyn Weingart,
                                                 Vice President

                                Page 8 of 8 Pages